UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

118 Piccadilly

Mayfair, London WIJ 7NW

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX Announces Acceleration of Loans, Management Resignations and Clarification of

Annual General Meeting of Shareholders

Singapore – November 28, 2022: EQONEX Limited (NASDAQ: EQOS) (“EQONEX” or the “Company”) today announced that on November 22, 2022, Bifinity UAB notified the Company and certain of its subsidiaries that, without prejudice as to whether there is any other event of default or default under any other provisions of the convertible loan agreement that the Company entered into with Bifinity UAB on March 7, 2022 (as amended, the “Convertible Loan Agreement”), an event of default has occurred and is continuing under Clause 13.6 (Insolvency Proceedings) of the Convertible Loan Agreement. Bifinity UAB further notified the Company pursuant to Clause 13.11 (Acceleration) of the Convertible Loan Agreement that all of the loans, together with accrued interest, and all other amounts accrued or outstanding under the related finance documents be and are immediately due and payable and that Bifinity UAB is entitled to exercise any or all of its rights, remedies, powers or discretions under the finance documents. The notice stated that as of November 22, 2022, the total amount accrued or outstanding under the finance documents was $18,359,342.47.

On November 22, 2022, Jonathan Farnell resigned as a director and the Chief Executive Officer of the Company, Daniel Ling resigned as a director and the Chief Financial Officer of the Company and as a director of the subsidiaries of the Company for which he had been a director, and Almira Zejnilagic resigned as the Chief Corporate Affairs Officer of the Company, in each case with immediate effect.

In addition, as disclosed in its Report on Form 6-K dated November 15, 2022 (the “November 15 Form 6-K”), the Company will hold its Annual General Meeting of Shareholders on November 29, 2022. The directors of the Company have now concluded that it is no longer appropriate for the shareholders of the Company to consider and pass any of the resolutions in the Notice of Annual General Meeting of Shareholders dated November 14, 2022 which were proposed as “special business”. Shareholders of the Company will still be invited to pass resolutions approving the Company’s Singapore financial statements and re-apporting its auditors.

The Company would also like to clarify that the Annual General Meeting of Shareholders will be held on November 29, 2022 at 8:00 P.M. Singapore time, which is 7:00 A.M. Eastern Time, not 8:00 A.M. Eastern Time as stated in the November 15 Form 6-K and the Proxy Statement and the Notice of Annual General Meeting of Shareholders attached as Exhibits 99.1 and 99.2, respectively, to the November 15 Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: November 28, 2022	By:	/s/ Chi-Won Yoon
	Name:	Chi-Won Yoon
	Title:	Chairman and Director